Exhibit (a)(1)(C)

NOTICE OF MANDATORY TENDER OFFER TO PURCHASE COMMON SHARES ISSUED BY

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

A Publicly Traded Company

CNPJ/MF NO. 02.558.154/0001-29

NIRE 3130002551-9

CVM Code 17604

ISIN Code BRTNCPACNOR2

ON THE ACCOUNT AND ORDER OF

TELEMAR NORTE LESTE S.A.

A Publicly Traded Company

CNPJ/MF NO. 33.000.118/0001-79

Credit Suisse (Brazil) S.A. Corretora de Títulos e Valores Mobiliários (“Credit Suisse” or the “Intermediary Institution”), a company with headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3064, 13th and 14th floors (part), registered with the Brazilian Corporate Taxpayers’ Register (“CNPJ/MF”) under No. 42.584.318/0001-07, on the account and order of Telemar Norte Leste S.A., a publicly traded company with headquarters at Rua General Polidoro, 99, in the city of Rio de Janeiro, State of Rio de Janeiro, registered with the CNPJ/MF under No. 33.000.118/0001-79 (the “Offeror”), hereby submits to the holders of common shares issued by Tele Norte Celular Participações S.A. (“TNCP” or the “Company”) a public tender offer for the acquisition of up to all of the common shares issued by TCNP (the “Offer”), except for those common shares directly or indirectly held by the Offeror, in accordance with Article 254-A of Law No. 6,404, of December 15, 1976, as amended (the “Brazilian Corporate Law”), and with Instruction No. 361/2002, issued by the Brazilian Securities Commission, as amended (“CVM Instruction 361/02” and the “CVM”, respectively), pursuant to the following terms and conditions:

1. THE OFFER

1.1. Legal Grounds. The Offer is being launched as a consequence of the transfer of control of TNCP to the Offeror, as provided in Article 254-A of the Brazilian Corporate Law and the CVM Instruction 361/02. The execution of the stock purchase agreement between the Offeror and Vivo Participações S.A. (the “Stock Purchase Agreement”), for the transfer of control of TNCP, was announced to the market in the Material Fact Notices published on December 20, 2007, March 6, 2008 and April 3, 2008. The information contained in such Material Fact Notices is provided in Section 3 of this Notice of Mandatory Tender Offer (“Notice”).

1.2. Effectiveness. This Offer shall remain effective for the period of 10 (ten) days from the date of publication of this Notice, that is, from January 6, 2009 to January 16, 2009, the date on which the auction in relation to the Offer (the “Auction”) shall be held on the Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA (“BM&FBOVESPA”).

1.3. Shares Subject to the Offer. The Intermediary Institution is prepared to acquire, on account and order of the Offeror, up to all of the common shares issued by TNCP, except for those directly or indirectly held by the Offeror, corresponding on the date of this Notice to 1,199,797 common shares, representing 48.14% of the voting capital and 17.90% of the share capital of TNCP (the “Shares”).

1.3.1. Absence of Restrictions upon the Exercise of the Right of Property in the Shares. The shareholders of TNCP shall declare that the Shares such shareholders intend to tender are free and clear of any burden, guarantee rights, preference, priority, usufruct or other forms of lien which would prevent the immediate exercise by the Offeror of the full property rights conferred by the ownership of the Shares, as well as meet the requirements for trading of shares established by the Rules of Operations of BM&FBOVESPA.

1.3.2. Dividends. In the event that TNCP declares dividends or interest on capital during the period between the date of publication of this Notice and the date of the financial settlement of the Offer, the shareholders who are registered as owners or usufructuaries of the Shares of TNCP on the date of the declaration of dividends or interest on capital shall be entitled to the payment of such dividends or interest on capital.

1.4. Offer Price. In accordance with Article 254-A of the Brazilian Corporate Law, the Offeror is required to launch this Offer to acquire the common shares issued by TNCP at a price at least equivalent to 80% of the price per common share of TCNP paid by the Offeror to the former controllers of TNCP, equivalent to R$ 79.51 per common share.

1.4.1. Acquisition Price. The purchase price for the Shares shall be the amount equivalent to 80% of the amount paid by the Offeror to Vivo Participações S.A (“Vivo Participações”) for the common shares issued by TNCP, as stated in Section 1.4 above, shall be adjusted by the fluctuation in average daily rate of the Interbank Deposit Certificate – CDI, calculated pro rata temporis from April 3, 2008, the date of completion of the acquisition of the shares of TNCP by the Offeror, until the date of the financial settlement of the Auction (the “Acquisition Price”).

1.4.2. Payment of the Acquisition Price. The Acquisition Price shall be paid to the shareholders who tender, in Brazilian national currency, in accordance with the procedures of the Central Depositária de Ativos da BM&FBOVESPA (the “CBLC”).

1.4.3. Information to BM&FBOVESPA. The Intermediary Institution shall inform the Director of Operations of BM&FBOVESPA, in writing of the final Acquisition Price for the Auction, adjusted until the date of the financial settlement of the Auction as soon as the Acquisition Price is available and prior to the Auction.

1.4.4. In the event that at the end of 5 (five) years from December 16, 2008, Telemar and TNCP do not realize economic benefit from the amortization of the goodwill generated in the acquisition of the control of TNCP by Telpart, the Offeror commits to pay to the holders of common shares of TNCP who tender their shares in this Offer, an amount per share tendered equivalent to the difference between the price per share to be paid by Telemar in this Offer referred to in this item 1.4 and the price per share that the Superintendent for the Registration of Securities of the CVM believed should be paid if the amount paid for the acquisition of TNCP’s subscription rights, indicated in item 3.4 of this Notice, were included in the price paid for the control of TNCP (i.e., R$ 93.58). The amount of the difference stated in this item 1.4.4 will be (i) reduced proportionally to reflect the tax benefit actually obtained; (ii) adjusted by any change in the number of shares of capital stock of TNCP, and (iii) adjusted by the variation of the CDI until the date of the payment of such amount to the entitled shareholders.

1.5. Results of the Acceptance of the Offer. By accepting this Offer, each shareholder of TNCP agrees to dispose and effectively transfer the ownership of its Shares in accordance with the terms and conditions established in this Notice, including all rights attached to such Shares, free of any charge or liens, judicial or extrajudicial, including rights of first refusal or priority in the acquisition of the Shares by any third parties, and to receive in consideration of such transfer the Acquisition Price, in accordance with to the procedures of the CBLC.

2. THE AUCTION

2.1. Rules, Date and Place of the Auction. The Auction shall be held on January 16, 2009 (the “Date of the Auction”), at 2:00 p.m. (Brasilia Time), through the MEGABOLSA, the electronic trading system of BM&FBOVESPA. The Auction shall obey the rules established by BM&FBOVESPA, and each shareholder willing to tender its Shares in the Auction shall meet the requirements for the trading of shares in BM&FBOVESPA.

2.2. Qualification for the Auction. By 6:00 p.m. (Brasilia Time) on January 15, 2009 (the last business day before the Date of the Auction), the shareholders willing to qualify themselves to participate in the Auction shall authorize the Intermediary Institution, or any other brokerage company licensed to operate in BM&FBOVESPA to represent them in the Auction, following the timetable and procedures described in the Sections below. For the qualification to the Auction, shareholders shall observe the procedures required by the brokerage company for such registration.

2.3. Shares held in Custody with Bank ABN Amro Real S.A. Any shareholder holding shares in custody with Banco ABN Amro Real S.A (“ABN Amro Real”), the financial institution depositary of the shares issued by TNCP, shall qualify for the Auction by authorizing the Intermediary Institution or any other brokerage company, under the terms of Section 2.2. above, at least 4 (four) business days prior to the Date of the Auction, to transfer custody of their Shares from ABN Amro Real to the custody of CBLC.

2.4. Observance of deadlines. Each shareholder shall be responsible for taking appropriate action for the transfer of the Shares to the custody of CBLC in due time to enable its/his respective qualification for the Action.

2.5. Shareholders who do not present the Required Documents for Qualification. Any shareholder who does not timely present all documents required by the brokerage company for qualification for the Auction; or does not take the appropriate action for the transfer of the Shares to the custody of CBLC, as provided in this Notice, will not be qualified to participate in the Auction.

2.6. Procedures for Acceptance. Until 1:00 p.m. (Brasilia Time) on the Date of the Auction, each brokerage company acting on behalf of shareholders holding Shares who wish to participate in the Auction, must register directly with the MEGABOLSA system, using the code “TNCP3L”, the number of Shares to be sold by the shareholders which will be represented by them in the Auction.

2.7. Competitive Offers. The interference of brokerage companies representing third-party buyers in the Auction will be allowed, either for part or for all of the Shares, provided that the value of the competitive offer is at least 5% higher than the price of the Offer. The interfering buying orders shall be subject to prior registration of a competing offer with the CVM, pursuant to CVM Instruction 361/02.

2.8. Price Variation. The procedures of the Auction will provide the Offeror the right to raise the price of purchase during the Auction, provided that such increased price shall be extended to all shareholders that accepted any previous bids.

2.9. Financial Settlement of the Auction. The financial settlement of the Auction will be held in accordance with the rules of CBLC, within 3 (three) business days after the Date of the Auction, through gross settlement procedures. The CBLC will not act as central counterparty guarantor of the financial settlement of the Auction.

2.10. Central Depositária de Ativos da BM&FBOVESPA – CBLC. The CBLC will act as facilitator of the financial settlement of the Auction, and will be liable for (i) the receipt of Shares to be tendered under the Offer and for the transfer to the Offeror, in the event such Shares are sold, and (ii) receipt of the funds from the Offeror and payment to shareholders who tender their shares under the Offer.

2.11. Collateral. In accordance with the terms of intermediary agreement executed between the Intermediary Institution and the Offeror, the Intermediary Institution will ensure the financial settlement of the Auction, pursuant to Article 7, Paragraph 4 of CVM Instruction 361/02.

2.12. Costs, Fees and Commissions of Brokerage. All costs, fees and brokerage commissions in relation to sales of the Shares shall be the responsibility of the shareholders who tender their shares and the costs, fees and brokerage commissions in relation to the acquisition of the Shares will be the responsibility of the Offeror. The expenses related to the Auction, such as, brokerage costs, fees and charges established by BM&FBOVESPA and/or the CBLC shall be charged in accordance with pricing tables effective on the Date of the Auction and with other legal provisions then in effect.

3. TRANSFER OF CONTROL OF TNCP

3.1. Stock Purchase Agreement. On December 20, 2007, the Offeror executed with Vivo Participações the Stock Purchase Agreement regarding the acquisition of 1,292,679 common shares and 3,715 preferred shares issued by TNCP, corresponding to 51.86% of common shares, 0.09% of preferred shares, and 19.34% of the total share capital of TNCP that Telpart Participações S.A. (“Telpart”) had agreed to sell and transfer to Vivo Participações. TNCP is the controlling shareholder of Amazonia Celular S.A. (“Amazonia Celular”).

3.2. Conditions Precedent. The effective transfer of shares to the Offeror was subject to the implementation of certain conditions precedent defined in the Stock Purchase Agreement, including the necessary approval by Anatel. The operation of acquisition of shares was also presented to the Brazilian antitrust authorities (Administrative Council of Economic Defense – CADE, Secretary of Economic Law – SDE and Secretary of Economic Monitoring – SEAE) according to the terms and deadlines in the applicable legislation.

3.3. Conclusion. Due to the satisfaction of all the conditions precedent for the operation, the acquisition of the shares of TNCP by the Offeror was completed on April 3, 2008.

3.4. Price. The purchase price of the shares was R$ 128,599,660.51, accrued by the average daily rate Interbank Deposit Certificate – CDI from August 2, 2007 to April 3, 2008 – the effective date of payment provided for in the Stock Purchase Agreement. The purchase price of the common and preferred shares issued by TNCP paid by the Offeror to Vivo Participações is equivalent to the price agreed between Vivo Participações and Telpart for the same shares acquired by the Offeror, as adjusted according to the terms above. Considering the reserve split operations carried out by TNCP and Amazonia Celular, the purchase price per common share of TNCP was R$ 99.38, which implies a price per share of Amazonia Celular of R$ 152.01. The Offeror has also acquired the rights transferred by Telpart to Vivo Participações to subscribe for new shares to be issued by TNCP, for a price of R$ 22,610,739.14, which corresponds to the amount of R$ 21.1 million, established in August 2, 2007, adjusted by the fluctuation of the CDI until April 3, 2008, date in which the acquisition of the control of TNCP by the Offeror was concluded. The purchase price and the value of the subscription rights were determined by the Offeror in accordance with its evaluation of the assets acquired and resulted from an independent negotiation between the Offeror and Vivo. The total amount paid by the Offeror to Vivo for the preferred shares of TNCP was R$ 128,940.51, equivalent to R$ 34.71 per preferred share, and was determined by the Offeror in accordance with its evaluation of the assets acquired and negotiated, independently, between the Offeror and Vivo.

3.5. Voluntary Offers. The Offeror launched voluntary tender offers for the acquisition of up to all of the preferred shares owned by non-controlling shareholders of TNCP and Amazônia Celular for the indicative prices of R$ 33.00 and R$ 38.00, respectively. The voluntary tender offer for the acquisition of the preferred shares of TNCP was also directed to holders of preferred shares underlying the American Depositary Shares (“ADSs”) of TNCP.

3.6. Corporate Reorganization. Following the mandatory Tender Offers for the voting shares of TNCP and Amazônia Celular and the voluntary Tender Offers for the preferred shares of TNCP and Amazônia Celular, Telemar intends to undertake a corporate reorganization in order to simplify the corporate structure of TNCP and Amazônia Celular, reducing operating costs and improving the liquidity of Telemar’s shares (“Corporate Reorganization”). As a result of the Corporate Reorganization, shares of Amazônia Celular may be exchanged for shares of Telemar or TNCP.

3.6.1 Telemar is analyzing a number of alternative methods to implement the Corporate Reorganization in a manner that will be in the best interest of Telemar, its shareholders and the shareholders of TNCP and

Amazônia Celular.

3.6.2 The abovementioned reorganization was also motivated by the requirements made by ANATEL as a result of the acquisition of control of TNCP by the Offeror. Such requirements enabled Amazônia Celular and TNL PCS S.A. (“TNL PCS”), a subsidiary of Telemar, to maintain two licenses to provide telecommunication services within 18 months following the publication of ANTEL’s approval of the acquisition of control of TNCP by the Offeror. Therefore, one of the Corporate Reorganizations intended by the Offeror involves the merger of Amazônia Celular into TNL PCS, before Amazônia Celular returns its license.

4. ACQUISITION PRICE AND APPRAISAL REPORT

4.1. Calculation of the Acquisition Price. The Acquisition Price is equivalent to 80% of the price paid by the Offeror to the former controllers of TNCP for the common shares of TNCP that they owned, adjusted as provided in Section 1.4.1 above.

4.2. Appraisal Report. Under Article 8 of CVM Instruction 361/02, the TNCP appraisal report was prepared by Banco de Investimentos Credit Suisse (Brazil) S.A. (the “Appraiser”), dated as of April 23, 2008 (the “Appraisal Report”). The table below shows the methodologies used in the Appraisal Report and their respective values per share of TNCP.

Summary of Presented Values (Criteria)	TNCP Value (R$/common share)
Weighted average price of the shares in the 12 (twelve) months immediately preceding the date of the publication of the Material Fact which informed the execution of the Stock Purchase Agreement of the shares of TNCP between Vivo Participações and Telpart, and the resulting launch of the Offer	50.95

Weighted average price of the shares between the date of publication of the Material Fact and the date of publication of the Appraisal Report	72.24

Equity Value (on December 31, 2007)	13.15

Weighted average price of the shares during the 90 days between 01/24/2008 and 04/23/2008	76.40

	control common share		minority common share

	Minimum	Maximum	Minimum	Maximum

Economic Value methodology as multiples of comparable companies	92.81	102.09	74.25	81.67

4.3. Availability of Appraisal Report. The evaluations mentioned in Section 4.2 above are available for examination by any interested parties at the headquarters of the Offeror, at the headquarters of TNCP, at the headquarters of the Intermediary Institution, at BM&FBOVESPA and the CVM, as well as on the following websites www.telenorteholding.com.br, www.telemar.com.br/ri, br.credit-suisse.com/ofertas, www.bovespa.com.br (on mercado/leilões/cronograma e editais/bolsa) and www.cvm.gov.br.

4.4. Representations. The Appraiser stated in the Appraisal Report that (i) among the evaluation criteria contained in the Appraisal Report, the Appraiser deems the criteria of the economic value pursuant to the methodology of multiples of comparable companies as appropriate for the definition of the fair price of the shares, (ii) the Appraiser has no conflict of interests which diminishes the independence necessary for the performance of its duties, (iii) the Appraiser, its controlling shareholder and persons related to the Appraiser and its controlling shareholder, on the date of the Appraisal Report, were holders, directly or indirectly, of 30,400 preferred shares of TNCP, and (iv) the Appraiser will receive the equivalent in reais of US$ 700,000 (seven hundred thousand U.S. dollars) from the Offeror as compensation for the preparation of the Appraisal Report.

4.5. Background and Information. The assumptions and information used in preparing the Appraisal Report are detailed on pages 23 to 28, 30 and 32 to 34 of the Appraisal Report.

4.6. Independent Appraisal. Despite the existence of the Appraisal Report, each shareholder of the Company must make an independent assessment of the information contained in the Appraisal Report and in this Notice and decide on its own judgment as to the suitability and interest to tender its shares under the Offer.

5. TNCP INFORMATION

5.1. Headquarters, Jurisdiction and Corporate Purpose. The headquarters of TNCP is located in the city of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, No. 258, Funcionários. TNCP’s main corporate purposes include: (i) exercise control of companies exploring the Cellular Mobile Service in their respective areas of concession or authorization for exploration, (ii) promote, through subsidiary or associated companies, the expansion and deployment of mobile telephone services in their respective areas of concession or authorization, (iii) promote, conduct or direct the capture, in internal and external sources, of the resources to be applied by the Company or its subsidiaries, (iv) promote and stimulate activities of studies and research aimed at the development of the mobile telephony industry, (v) perform, directly or through subsidiary or associated companies, specialized technical services related to the mobile telephony area, (vi) promote, encourage and coordinate, directly or through controlled or related companies, the training of the necessary personnel for the mobile telephony area, (vii) perform or promote imports of goods and services to or through companies under its control or related companies, (viii) carry out other activities related to its corporate purpose, and (ix) participate in the capital of other companies.

5.2. Share Capital. The share capital subscribed and fully paid of TNCP on April 23, 2008 was R$ 84,850,577.76, represented by 6,701,682 shares, corresponding to 2,492,476 common shares and 4,209,206 preferred shares, all nominative shares, without par value.

5.3. Composition of Ownership Participation. The composition of the shareholding of TNCP on April 23, 2008 was as follows:

	Common	Common (%)	Preferred	Preferred (%)	Total	Total (%)
Controlling Shareholder
Offeror	1,292,672	51.86	3,715	0.09	1,296,387	19.34

Shareholders Related to Controllers
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil	135,452	5.43	118,527	2.82	252,979	3.79

Directors and Officers of TNCP	2	0.00	10	0.00	12	0.00

Outstanding Shares
Vinson Fund, LLC	221,750	8.90	261,664	6.22	483,414	7.21
Emerging Markets Growth Fund Inc	184,298	7.39	110,578	2.63	294,876	4.40
Polo Norte FI Multimercado	151,050	6.06	228,158	5.42	379,208	5.66
Polo FIA	142,900	5.73	318,624	7.57	461,524	6.89
The Bank of New York ADR Department	—	0.00	1,017,220	24.17	1,017,220	15.18
Ventura Capital LLC	—	0.00	382,105	9.08	382,105	5.70
Banco Banestado S/A	—	0.00	269,463	6.40	269,463	4.02
Soloist Capital, LLC	—	0.00	258,729	6.15	258,729	3.86
Victor Adler	5	0.00	224,000	5.32	224,005	3.34
Others	364,349	14.63	1,016,423	24.13	1,380,772	20.61
Total outstanding shares	1,064,352	42.70	4,086,964	97.10	5,151,316	76.87

Treasury Shares	—	—	—	—	—	—

Total	2,492,476	100.00	4,209,206	100.00	6,701,682	100.00

5.4. Consolidated Economic and Financial Indicators of TNCP:

Indexes	2006	2007	3rd quarter 2008
	(thousands of reais)
Total Assets	645,877	529,211	444,029
Current Liabilities	422,288	218,083	261,627
Long-Term Liabilities	105,397	191,231	57,950
Shareholders’ Equity	87,997	88,129	91,571
Paid-in Share Capital	84,851	84,851	84,851
Operating Net Revenue	436,278	486,708	130,376
Operating Profit	(134,532)	6,280	(1,624)
Income (Loss)	(76,081)	3,194	(249)
Income (Loss) / Shareholder’ Equity (%)	(86.5%)	3.6%	10.27%
Long Term Liabilities / Shareholder’ Equity (%)	119.8%	217.0%	63.28%

5.5. Historical Information about Transactions in the Common Shares of TNCP. The table below shows the number of transactions and the number of shares traded, the financial volume and average price of TNCP’s common shares traded on the BM&FBOVESPA, in the 12 months immediately preceding the date of the publication of the Material Fact which informed the execution of the Stock Purchase Agreement of the shares of TNCP between Vivo Participações and Telpart, and the resulting launch of the Offer, in the period starting on the date of the Material of Fact and ending on the date of publication of this Notice, and the period of 90 days prior to the date of the Appraisal Report.

	No. of Transactions	No. of Shares Traded	Financial Volume R$	Average R$/share
Dec/06	256	14,592	601,684.00	41.23
Jan/07	642	33,898	1,742,508.00	51.76
Feb/07	346	11,812	712,204.00	60.67
Mar/07	376	29,748	1,767,819.00	59.43
Apr/07	227	2,378	139,733.00	58.78
May/07	276	6,112	349,326.00	57.26
Jun/07	280	11,130	661,283.00	59.54
Jul/07	370	12,476	813,204.00	65.20
Aug/07	645	297,818	21,147,135.00	71.50
Sep/07	40	236,500	16,257,438.00	68.77
Oct/07	43	293,900	20,782,640.00	70.72
Nov/07	29	108,500	8,001,830.00	73.76
Dec/07	64	128,800	9,376,516.00	72.81
Jan/08	40	102,100	7,508,257.00	73.55
Feb/08	9	14,700	1,094,925.00	74.48
Mar/08	18	5,100	396,306.00	77.71
Apr/08	19	121,500	9,521,347.00	78.36
May/08	3	1,200	94,350.00	78.63
Jun/08	8	247,000	19,512,350.00	79.00
Jul/08	10	37,600	2,971,975.00	79.04
Aug/08	2	200	16,200.00	81.00
Sep/08	6	3,300	273,396.00	82.85
Oct/08	5	1,000	82,446.00	82.45
Nov/08	1	100	8,311.00	83.11
Dec/08 (until 17)	—	—	—	—
	Weighted Average Price (from 08/01/06 to 08/01/07)			50.95
	Weighted Average Price (from 08/02/07 to 04/23/08)			72.24
	Weighted Average Price (from 01/24/08 to 04/23/2008)			76.40

Source: Economática

5.6. Historical Information About Transactions in the Preferred Shares of TNCP. The table below shows the number of transactions and the numbers of shares traded, the financial volume and average price of TNCP’s preferred shares traded on the BM&FBOVESPA, in the 12 months immediately preceding the date of the publication of the Material Fact which informed the execution of the Stock Purchase Agreement of the shares of TNCP between Vivo Participações and Telpart, and the resulting launch of the Offer, in the period starting on the date of the Material of Fact and ending on the date of publication of this Notice, and the period of 90 days prior to the date of the Appraisal Report.

	No. of Transactions	No. of Shares Traded	Financial Volume R$	Average R$/ share
Dec/06	420	125,600	2,406,018.00	18.64
Jan/07	1,687	346,756	7,131,849.00	20.15
Feb/07	1,054	254,938	5,321,936.00	20.46
Mar/07	752	215,386	4,306,435.00	19.45
Apr/07	1,293	1,042,856	19,776,854.00	18.50
May/07	1,685	583,868	11,438,431.00	19.08
Jun/07	850	395,084	8,022,900.00	19.81
Jul/07	3,019	783,578	21,165,763.00	26.48
Aug/07	2,061	839,302	22,705,156.00	26.47
Sep/07	180	84,900	2,193,863.00	25.20
Oct/07	310	336,500	8,461,672.00	24.55
Nov/07	100	95,700	2,290,499.00	23.33
Dec/07	151	478,900	11,267,096.00	22.97
Jan/08	97	109,800	2,664,093.00	23.72
Feb/08	105	268,800	6,624,911.00	24.06
Mar/08	379	1,391,900	41,114,557.00	28.81
Apr/08	108	179,200	5,450,182.00	30.41
May/08	165	166,200	5,124,327.00	30.83
Jun/08	161	439,400	13,263,890.00	30.19
Jul/ 08	306	179,200	5,625,729.00	30.66
Aug/08	104	41,400	1,346,778.00	30.66
Sep/08	15	25,600	850,576.00	33.23
Oct/08	23	56,200	1,896,368.00	33.74
Nov/08	9	133,900	4,564,222.00	34.09
Dec/08 (until 17)	—	—	—	—
	Weighted Average Price (from 08/01/06 to 08/01/07)			19.61
	Weighted Average Price (from 08/02/07 to 04/23/08)			25.43
	Weighted Average Price (from 01/24/08 to 04/23/08)			27.58

Source: Economática

6. OFFEROR INFORMATION

6.1. Headquarters, Jurisdiction and Corporate Purpose. The headquarters of the Offeror is located in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua General Polidoro, 99, Botafogo. The Offeror’s corporate purpose includes providing telecommunications services and activities necessary or useful for the implementation of these services, in accordance with concessions, permits and permissions granted to the Offeror. The corporate purpose of the Offeror comprises the commercial exploration of telecommunications services and activities required or useful for the performance of these services, in line with the licenses, authorizations and permits granted thereto. When achieving its corporate purpose, the Offeror may incorporate into its assets third-party properties and rights, and it shall: (i) participate in the capital of the companies, seeking compliance with the national telecommunications policy; (ii) organize wholly-owned subsidiaries for the performance of activities included in its object and which are recommended to be decentralized; (iii) promote the import of such goods and services as may be required for the execution of activities included in its object; (iv) provide technical assistance services to telecommunications companies, executing common interest activities; (v) carry out studies and research aimed at developing the telecommunications sector; (vi) enter into, upon approval by the Board of Directors, agreements and conventions with other companies that commercially explore telecommunications services or any persons or entities seeking to assure the operation of the services, without prejudice to the duties and liabilities thereof; and (vii) carry out other similar or related activities that are assigned thereto at the general meeting.

6.2. Share Capital. The subscribed share capital of the Offeror on April 23, 2008, was R$ 7,425,506,000, and a paid-up capital of R$ 7,418,989,000 represented by 238,614,355 shares, corresponding to 107,063,093 common shares, 130,487,295 preferred shares class “A” and 1,063,967 preferred shares class “B”, all nominative shares, without par value.

6.3. Composition of Ownership Participation. The composition of the shareholding of the Offeror on April 23, 2008 was as follows:

Shareholders	Common Shares	% Common Shares	Preferred Shares		% Preferred Shares		Total	Total (%)
			Class A	Class B	Class A	Class B
Tele Norte Leste Participações S.A.	104,227,873	97.35	91,249,767 (1)	6	69.93	0.00	195,477,646	81.92
Telemar Participações S.A.	—	0.00	13,079,176 (2)	—	10.02	0.00	13,079,176	5.48
Treasury Shares	—	0.00	223,500 (3)	—	0.17	0.00	223,500	0.09
Others	2,835,220	2.65	25,934,852	1,063,961	19.88	100.00	29,834,033	12.50
Total	107,063,093	100	130,487,295	1,063,967	100.00	100.00	238,614,355	100

(1)	Of the total 91,249,767 shares, 241,500 are blocked by Decree Law 2,304/86.
(2)	All shares with blocking pledge.
(3)	Of the total 223,500 shares, 223,489 are blocked by Decree Law 2,304/86.

6.4	Economic and Financial Indicators of Consolidated Offeror.

Indexes	2006	2007	3rd quarter 2008
	(thousands of reais)
Total Assets	26,416,637	29,221,682	35,286,794
Current Liabilities	5,629,719	6,295,816	6,455,332
Long-Term Liabilities	8,858,151	9,143,518	17,954,094
Shareholders’ Equity	11,928,767	13,782,348	10,744,652
Paid-in Share Capital	7,418,989	7,418,989	7,418,989
Operating Net Revenue	16,871,834	17,572,055	4,735,136
Operating Profit	1,841,609	3,581,768	428,902
Income (Loss)	1,614,526	2,691,773	413,546
Income (Loss) / Shareholder’ Equity (%)	13.53%	19.53%	3.85%
Long Term Liabilities / Shareholder’ Equity (%)	74.26%	66.34%	167.10%

7. ADDITIONAL OBLIGATIONS

7.1. Additional Obligations. The Offeror undertakes to pay, under item I of Article 10 of CVM Instruction 361/02, to shareholders that accept this Offer, the positive difference, if any, between the purchase price that they receive for their shares, adjusted by the change in average daily rate Interbank Deposit Certificate – CDI, calculated pro rata from the date of the financial settlement of the Auction until the date of actual payment of the value that would be due, and adjusted by changes in the number of shares arising from bonus shares, splitting, grouping of shares and possible conversions that occur, and (i) the value per share that would be due, in case a fact that imposes the conduct of a new tender offer under items I to III of Article 2 of CVM Instruction

361/02, occurs within one year from the date of completion of the Auction, or (ii) the value of withdrawal rights that such shareholders would be entitled to receive in the event any resolution of TNCP that would give rise to withdrawal rights is taken within a period of one year following the date of the completion of the Auction, if such shareholders were still shareholders of TNCP.

8. OTHER INFORMATION

8.1. Registration as a publicly-held company. The Offeror declares that, to its best knowledge and after necessary confirmations, the registration of TNCP as a publicly-held company is properly current and in good-standing in accordance with Article 21 of Law No. 6,385/76.

8.2. Inexistence of Relevant Facts or Circumstances Non-Disclosed: The Intermediary Institution and the Offeror are not aware of the existence of any relevant facts or circumstances not disclosed to the public which may have an important influence on the results of TNCP or the quoted value and market value of the shares.

8.3. Definition of Business Day. For the purposes of this Notice, “business day” means any day, except Saturdays and Sundays, in which commercial banks are open for the conduct of operations (including operations and exchange of foreign currency deposits) in the city of São Paulo.

8.4. Access to the Appraisal Report, the Notice and the Shareholders List. The Appraisal Report, this Notice and the shareholders list of TNCP are available to any interested person (provided that the latter is available only after due identification and signed receipt by such person) at the addresses listed below. Alternatively, the Appraisal Report and this Notice can be accessed through the following websites:

TELE NORTE CELULAR PARTIPAÇÕES S.A.

Rua Levindo Lopes, 258, Funcionários, Belo Horizonte, Minas Gerais

www.telenorteholding.com.br

TELEMAR NORTE LESTE S.A.

Rua General Polidoro, 99, Botafogo, Rio de Janeiro, RJ

www.telemar.com.br/ri

COMISSÃO DE VALORES MOBILIÁRIOS

Rua Cincinato Braga, no 340, 2º, 3º e 4º andares – Centro, São Paulo, SP.

Rua Sete de Setembro, no 111, 5o andar – “Centro de Consultas” – Rio de Janeiro, RJ

www.cvm.gov.br

BOLSA DE VALORES, MERCADORIAS E FUTUROS – BM&FBOVESPA

Praça Antonio Prado, 48 – 2º andar – Diretoria de Operações, São Paulo, SP

www.bovespa.com.br (on mercado/leilões/cronograma e editais/bolsa)

CREDIT SUISSE (BRASIL) S.A. CORRETORA DE TÍTULOS E VALORES

MOBILIÁRIOS

Avenida Brigadeiro Faria Lima, 3064 – 13º e 14 º andares (parte), São Paulo, SP

br.credit-suisse.com/ofertas

8.5. Foreign Documents. The foreign documents related to the Offer submitted to the CVM or the SEC are available for free consultation through the SEC website, www.sec.gov.

8.6. Offer Documents. The shareholders of TNCP should carefully read this Notice and any other relevant documents related to the Offer published by the Offeror or submitted to the CVM or to the SEC, including the Notice called Schedule TO (in this case, its translation to Portuguese is available for consultation at the CVM), because such documents have important information.

8.7. Shareholders Resident Outside of Brazil. A shareholder resident outside of Brazil may be subject to restrictions imposed by the legislation of its country regarding the acceptance of this Offer, participating in the Auction and selling its shares. The fulfillment of the applicable rules is the exclusively responsibility of such shareholder non-resident in Brazil.

8.8. Shares of TNCP held by the Intermediary Institution. The Intermediary Institution declares, by itself and by its controlling shareholder and people related to it, that on April 23, 2008, it held 27,540 preferred shares of TNCP, and the investment funds under its discretionary administration held 2,860 preferred shares of TNCP.

8.9. Representations of the Offeror. The Offeror declares that it is responsible for the truthfulness, quality and sufficiency of the information disclosed to the CVM and the market, as well as for eventual damages caused to TNCP, to its shareholders and third parties, through negligence or fraud, due to falsehood, imprecision or omission of such information.

8.10. Representations of the Intermediary Institution. The Intermediary Institution declares that it has taken all caution and acted with high standards of diligence to assure that the information disclosed by the Offeror is true, consistent, correct and sufficient, responding for the omission in its duty. The Intermediary Institution also declares that it has verified the sufficiency and quality of the information disclosed to the market during the Offer’s procedure, information necessary for the investors to decide whether to tender, including the information contained in this Notice and in the Appraisal Report, according to Article 7, Paragraph 2 of CVM Instruction 361/02.

8.11. Non Existence of Other Public Securities Issued. Other than the common and preferred shares, TNCP has not issued any other securities that are publicly traded.

8.12. The Offer. This Offer is immutable, irreversible and irrevocable, except if a substantial, posterior and unpredictable modification in the circumstances then existing when the Offer was launched that represents a relevant increase in the risk undertaken by the Offeror arises, at the CVM’s judgment, pursuant to article 5, §3 of CVM Instruction 361/02.

8.13. Brazilian Law Advisors.

Advisor of the Offeror

Barbosa, Müssnich & Aragão Advogados

Av. Almirante Barroso, 52 – 29°, 31º, 32° e 33º andares

20031-000, Rio de Janeiro – RJ

Telephone: (55 21) 3824-6043

Fax: (55 21) 2262-5536

Advisor of the Intermediary Institution

Pinheiro Guimarães – Advogados

Avenida Paulista 1842, 24º andar

01310-923, São Paulo – SP

Telephone: (55 11) 4501-5000

Fax: (55 11) 4501-5025

8.14. Relation between the Intermediary Institution and the Offeror. The Intermediary Institution and related companies have served, in the past, and might provide the Offeror and its controlling shareholder, controlled companies and related companies, the services of investment bank, financial advisory and other related services, for which it intends to be paid. The relations between the Intermediary Institution and the Offer can be found, in detail, on pages 11 and 12 of the Appraisal Report.

8.15. Assistance to Shareholders. Assistance to shareholders of TNCP is provided by TNCP’s Investor Relations Area, at the telephone (21) 3131-1315/1316/2918 or via e-mail: invest@oi.net.br.

8.16. Registration with the CVM. This Offer was previously submitted to the CVM and registered under number CVM/SRE/OPA/ALI/2008/005, on September 12, 2008, and BM&FBOVESPA authorized the Auction in its negotiating system.

São Paulo, January 6, 2008

Telemar Norte Leste S.A.

Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários

Intermediary Institution

“The present public offer/program was elaborated in accordance with the provisions of the Self-Regulation Code of ANBID (Brazilian National Investment Banking Association) for Public Offers of Distribution and Acquisition of Securities, complying, therefore, the present public offer/program, with the minimum pattern of information required by ANBID. ANBID is not responsible for the referred information, for the quality of the issuer and/or offerors, of the participating institutions and of the securities object of the public offer/program. This stamp does not represent an investment recommendation. The registration or previous analysis of the present public distribution does not represent any guaranty by the ANBID of the truthfulness of the information nor a judgment of the quality of the issuer or the securities that are distributed.”

“THE APPROVAL OF THE REGISTRATION REQUEST OF THIS TENDER OFFER BY THE BRAZILIAN SECURITIES COMMISSION – CVM HAS THE OBJECTIVE TO ASSURE PROPER ACCESS TO THE INFORMATION PROVIDED AND DOES NOT REPRESENT ANY GUARANTY BY THE CVM OF THE TRUTHFULNESS OF THE INFORMATION NOR A JUDGEMENT OF THE QUALITY OF THE OFFEROR OR THE PRICE OFFERED FOR THE SHARES OF THE ISSUER”.